United States
Securities and Exchange Commission

Form 12b-25
SEC File No.: 333-52812
 CUSIP No.: 025637208
NOTIFICATION OF LATE FILING

(Check One):	☒Form 10 K; ☐ Form 20 F; ☐ Form 11 K; ☐Form 10 Q; ☐ Form 10 D ☐Form N SAR; ☐ Form N CSR

For Period Ended: December 31, 2009

☐Transition report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: - REGISTRANT INFORMATION

American Energy Production, Inc.

 Full Name of Registrant

N/A

 Former Name if Applicable

6073 Hwy 281 South
Mineral Wells, Texas 76067

 Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 27, 2009, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore, the Company’s previous independent registered public accounting firm.   This action was because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a PCAOB investigation.  As a result, the Company is required to have its new independent registered public accounting firm re-audit its December 31, 2008 consolidated financial statements due to the revocation of Moore's registration.  As a result, the new independent registered public accounting firm is requesting significant additional information to complete the re-audit of the December 31, 2008 consolidated financial statements as well as the December 31, 2009 consolidated financial statements. Therefore the Company will be unable to file the Form 10-K in a timely manner without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.
Charles Bitters	(940)	445-0698
(Name)	(Area Code	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identity report(s)
☒Yes                                ☐No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes                                ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN ENERGY PRODUCTION, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2010                                           By:           /s/ Charles Bitters
                      Charles Bitters, Chief Executive Officer